Barnes & Noble, Inc.

122 Fifth Avenue

New York, NY 10011

August 7, 2019

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Barnes & Noble, Inc.
Registration Statement on Form S-3 (File No. 333-69731)

Ladies and Gentlemen:

This letter constitutes an application by Barnes & Noble, Inc. (the “Company”) pursuant to Rule 477 under the Securities Act of 1933 for an order permitting the Company to withdraw its Registration Statement on Form S-3, including all exhibits thereto (File No. 333-69731), that was filed with the Securities and Exchange Commission on December 24, 1998 (the “Registration Statement”). No securities have been sold or exchanged or will be sold or exchanged pursuant thereto.

On August 7, 2019, pursuant to the terms of the Amended and Restated Agreement and Plan of Merger, dated as of June 6, 2019 and as amended and restated on June 24, 2019, by and among the Company, Chapters Holdco Inc., a Delaware corporation (“Parent”), and Chapters Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), whereby the Company became a wholly owned subsidiary of Parent. In connection with the Merger, the Company determined that it is in its best interest to withdraw the Registration Statement at this time.

Please provide Jeffrey J. Rosen and Michael A. Diz of Debevoise & Plimpton LLP an e-mail copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available at jrosen@debevoise.com and madiz@debevoise.com. If you have any questions regarding this application, please contact Michael A. Diz of Debevoise & Plimpton LLP at (212) 909-6926.

Sincerely,

Barnes & Noble, Inc.

By:	/s/ Bradley A Feuer

Name:	Bradley A. Feuer
Title:	Vice President, General Counsel & Corporate Secretary

cc:	Steve Williams, Esq.

Patricia Vaz de Almeida, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Jeffrey J. Rosen, Esq.

Michael A. Diz, Esq.

Debevoise & Plimpton LLP